# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LandBridge Co LLC, CIK 0001995807
CUSIP: 514952100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001056823

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 5,498,925; shared voting power 0; sole dispositive power 5,498,925; shared dispositive power 0; aggregate amount beneficially owned 5,498,925 (23.6% of the class)

## Item 1. Issuer
Name of issuer: LandBridge Co LLC
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, TEXAS, 77056.

## Item 2. Person Filing
Name of person filing:
Horizon Kinetics Asset Management

On June 30, 2024, Horizon Kinetics Asset Management LLC (HKAM) acquired beneficial ownership of more than five percent of the outstanding Class A Shares Representing Limited Liability Company Interest (Shares) of LandBridge Co LLC (LB) and reported its beneficial ownership of such shares on a Schedule 13D, although HKAM was eligible to file a Schedule 13G pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended, at such time.? HKAM is now reporting its beneficial ownership of Shares on a Schedule 13G pursuant to Rule 13d-1(b), which filing supersedes and replaces the Schedule 13D, as amended, previously filed by HKAM.
Address of principal business office or, if none, residence: 470 Park Ave S, New York, NY 10016
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5498925
Percent of class: 23.6
Sole power to vote or to direct the vote: 5498925
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5498925
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, General Counsel (07/23/2025)